Exhibit 99.2





                           Review and Recommendations
                             Eat 1-4 Mineral Claims
                            Map: SilverPeak 1:62,500
                                Weepah Hills Area
                                Esmeralda County
                                   Nevada, USA




Prepared by: James W. McLeod, P. Geo.




For: Northern Minerals Inc.




Dated: March 29, 2007
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                                    TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Contents                                                                      2

Illustrations                                                                 3

0.0     Summary                                                               4

1.0     Introduction and Terms of Reference                                   4

1.1     Glossary                                                              5

2.0     Disclaimer                                                            7

3.0     Property Description and Location                                     7

4.0    Accessibility, Climate, Local Resources,
         Infrastructure and Physiography                                      8

5.0    History                                                                9

6.0    Geological Setting
6.1    Regional Geology                                                       9
6.2    Local Geology                                                         10
6.3    Property Geology                                                      10
6.4    Deposit Type                                                          10
6.5    Mineralization                                                        11

7.0    Exploration
7.1    Geophysics of the Eat 1-4 Mineral Claims                              11
7.2    Geochemistry of the Eat 1-4 Mineral Claims                            11

8.0    Drilling                                                              12

9.0    Sample Method and Approach                                            12

9.1    Results                                                               12

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                                                                            Page
                                                                            ----

10.0  Sample Preparation, Analyses and Security                              12

11.0  Data Verification                                                      13

12.0  Adjacent Properties                                                    13

13.0  Mineral Processing and Metallurgical Testing                           13

14.0  Mineral Resource and Mineral Reserve Estimates                         13

15.0  Other Relevant Data and Information                                    13

16.0  Interpretation and Conclusions                                         13

17.0  Recommendations                                                        14

17.1  Recommended Drilling                                                   15

18.0  References                                                             15

19.0  Author's Qualifications and Certification                              16

                                  Illustrations

                                                                   Location
                                                                   --------

Figure 1.    Location Map, As Shown                               after page 4

Figure 2.    Claim Area Map, 1:24,000                             after page 7

Figure 3a.   Regional Geology Map, 1:250,000                      after page 8

Figure 3b.   Legend For Figure 3a.                                after Fig. 3a.

Figure 4.    Aeromagnetic Map, 1:250,000                          after page 10

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0.0 Summary

The Eat property consists of four contiguous, located, lode mineral claims, Eat 1-4 comprising a total of 82.64 acres. Northern Minerals Inc., a Nevada, U.S.A. corporation is the beneficial owner of the mineral claims.

The mineral claim area is underlain in the eastern one-third portion by unconsolidated material comprised of desert wash, colluvium, alluvial and playa deposits of Quaternary period.

The western two-thirds of the mineral claim group is dominated by bedrock occurrences which are as interlayered sedimentary and metamorphic units. The claim area has been mapped as exhibiting some low angle, thrust faulting.

The underlying rock units exhibit a distinctive NW-SE trending aeromagnetic pattern that could indicate a response due to a rock contact. Some of the mineral claim area is drift or overburden covered and offers exploration potential. The author feels that the potential exists for movement of mineralizing fluids to have impregnated these northeasterly to east-westerly trending zones. These fluids could emanate from deeper sources related to intrusive activity and travel along structurally prepared conduits in the underlying bedrock.

The mineral claim is favorably situated and may require geophysical surveys to determine in more detail its potential following the initial prospecting, mapping and reconnaissance soil geochemistry program. An exploratory drilling program could follow the Phase 1 - 3 surveys and be contingent upon positive results being obtained from the previous fieldwork.

The object of our initial exploration undertaking is to assess areas that may require more detailed investigations to assist in determining their economic significance.

1.0   Introduction, Terms of Reference

                                       4
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                        Figure 1. Location Map, As Shown



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The report of "Eat 1-4 Mineral  Claims,  Weepah  Hills Area,  Esmeralda  County,
Nevada, USA", includes the property and surrounding geology, history, past exploration and mineral potential. This report is being done at the request of the Board of Directors of Northern Minerals Inc. The author of this report is a Qualified Person. He is a registered Professional Geoscientist, #18,712 and a member in good standing with The Association of Professional Engineers and Geoscientists of British Columbia. The author has worked in the general area many times during the past 34 years.

For a glossary of common geological terms used in this report it is suggested by the author in using a computer online search engine such as "Google". Search for "Dictionary of Earth Science Terms", then look-up the appropriate definitions. For more specific geographic names and geological terms refer to the enclosed definitions list in the Glossary of this report.

1.1 Glossary

     (Specific to a Report on the Eat 1-4 Mineral Claims, by James W. McLeod, P. Geo. (BC), Consulting Geologist dated March 29, 2007 on behalf of Northern Minerals Inc.)

     Aeromagnetic survey - a magnetic survey conducted from the air normally using a helicopter or fixed-wing aircraft to carry the detection instrument and the recorder. Total intensity magnetic field of the earth in gammas relative to an arbitrary datum.

     Alluvial - unconsolidated sediments that are carried and hence deposited by a stream or river. In the southwest USA most in filled valleys often between mountain ranges were deposited with alluvium.

     Andesitic to basaltic composition - a range of rock descriptions using the chemical make-up or mineral norms of the same.

     Aphanitic - fine grained crystalline texture.

     Blind-basin - a basin practically closed off by enveloping rock exposures making the central portion of unconsolidated alluvial basin isolated.

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     Colluvium - loose, unconsolidated material usually derived by gravitational means, such as falling from a cliff or scarp-face and often due to a sort of benign erosion such as heating and cooling in a desert environment.

     Desert wash - out-wash in dry (desert) or arid areas of colluvium or alluvial material accumulated on the sides of valleys or basin channels by often irregular and violent water flow, i.e. flash floods.

     Elongate basin - a longer than wide depression that could be favorable to in-filling by material from adjacent eroding mountains.

     Formation - the fundamental unit of similar rock assemblages used in stratigraphy.

     Intermontane belt - between mountains (ranges), a usually longer than wide depression occurring between enclosing mountain ranges that supply the erosional material to infill the basin.

     Lode mineral claim (Nevada) - with a maximum area contained within 1500' long by 600' wide = 20.66 acres.

     Overburden or Drift Cover - any loose material which overlies bedrock.

     Plagioclase feldspar - a specific range of chemical composition of common or abundant rock forming silicate minerals.

     Playa - the lowest part of an intermontane basin which is frequently flooded by run-off from the adjacent highlands or by local rainfall.

     Plutonic, igneous or intrusive rock - usually a medium to coarser grain sized crystalline rock that generally is derived from a sub-surface magma and then consolidated, such as in dykes, plugs, stocks or batholiths, from smallest to largest.

     Porphyritic in augite pyroxene - Large porphyroblasts or crystals of a specific rock-forming mineral, i.e. augite occurring within a matrix of finer grained rock-forming minerals.

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     Quarternary - the youngest  period of the Cenozoic  era. Snow  equivalent -
     Approximately 1" of precipitation (rain) = 1' snow.

     Syenite - Coarse grained, alkalic, low in quartz intrusive rock.

     Trachyte - fine grained or glassy equivalent of a syenite.

     Volcaniclastic - Angular to rounded particles of a wide range of size within (a welded) finer grain-sized matrix of volcanic origin.

2.0 Disclaimer

The author reviewed the historical data and has personally visited the property area. This report is entirely the responsibility of the author who based his recommendations and conclusions on his personal experience in the general area and mineral exploration business and upon sources of information that are identified.

3.0 Property Description and Location

The Eat mineral claims consist of 4 located mineral claims in one contiguous, 2x2 group (see Figure 2) that are listed as follows:

         Name             Area          Good to Date
         ----             ----          ------------
         Eat 1          20.66 ac.       Sept. 1, 2007
         Eat 2          20.66 ac.       Sept. 1, 2007
         Eat 3          20.66 ac.       Sept. 1, 2007
         Eat 4          20.66 ac.       Sept. 1, 2007

The beneficial owner of the above listed mineral claim is Northern Minerals Inc., 167 Caulder Drive, Oakville, Ontario L6J 4T2, Canada. Contact Person: Mr. Damian O'Hara.

The Eat 1-4 mineral claims (see Figure 2) comprise a total of 82.64 acres. The mineral claim area may be located on the Esmeralda County 1:250,000 map sheet. At the center of the property the latitude is 37(degree) 53.440'N and the longitude is 117(degree) 32.470'W. The Eat mineral claims lay approximately 25 airmiles southwest of Tonopah, NV.

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                       Figure 2. Claim Area Map, 1:24,000



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4.0 Accessibility, Climate, Local Resources,
    Infrastructure and Physiography

The Eat property lies in the west central area of the State of Nevada southwest of the Town of Tonopah and is accessible from Highway 95 by traveling north of the Town for 41 miles to the Silver Peak cutoff (Nevada Highway 265). Go south for 17 miles towards Silver Peak and turn to the east at the Weepah junction. Travel northeast for 3.4 miles to a fork in the road. Take the left fork and travel north for 5 miles to the canyon and another fork in the road. Take the right fork for 0.75 miles to the property.

The area experiences about 4" - 8" of precipitation annually of which about 20% may occur as a snow equivalent this amount of precipitation suggests a climatic classification of arid to semi-arid. The summers can experience hot weather, middle 60's to 70's F(degree) average with high spells of 100+F(degree) while the winters are generally more severe than the dry belt to the west and can last from December through February. Temperatures experienced during mid-winter average, for the month of January, from the high 20's to the low 40's F(degree) with low spells down to -20 F(degree).

The Town of Tonopah offers much of the necessary amenities required to base and carry-out an exploration program (accommodations, communications, equipment and supplies). Larger or specialized equipment can be acquired in the City of Las Vegas lying 209 miles by paved road (Highway 95) to the south of Tonopah.

Infrastructure   such  as  highways   and   secondary   roads,   communications,
accommodations and supplies that are essential to carrying-out an exploration program are at hand in Tonopah-Silver Peak area.

The Eat property lies in low sloping terrain that occurs on the western flank of the mountainous Weepah Hills. Much of this area with many broad open valleys and spiney mountain ridges hosts sagebrush and other desert plants on the low hill slopes. Juniper and pinon growing above 6,500' with pinon becoming more dominant at higher elevations. The area is arid. Many intermittent, old south draining water courses traverse the area, but surface water is very scarce and potable surface water does not occur. Drilling water would have to be trucked in from

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                   Figure 3a. Regional Geology Map, 1:250,000



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                        Figure 3b. Legend For Figure 3a



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Silver  Peak.  Mining  holds  an  historical  and  contemporary   place  in  the
development and economic well being of the area.

The claim area ranges in elevation from 5,580' to 5,710' mean sea level. The physiographic setting of the property can be described as open desert in the valleys within a mosaic of south draining, dry watercourses that traverse the general area. The area has been surficially altered both by fluvial and wind erosion and the depositional (drift cover) effects of in-filling. Thickness of drift cover in the valleys may vary considerably.

5.0 History

The recorded mining history of the general area dates from the 1860's when prospectors passed through heading north and west. The many significant lode gold, silver and other mineral product deposits developed in the area was that of the Goldfield Camp, 1905; Coaldale, coal field, 1913; Divide Silver Mining District, 1921 and the Candalaria silver-gold mine which operated as an underground lode gold deposit in 1922 and again in the 1990's as an open cut, cyanide heap leach operation.

6.0 Geological Setting

6.1 Regional Geology

The regional geology of Nevada is depicted as being underlain by all major types of rock units. These appear to range from oldest to youngest in an east to west direction, respectively. The oldest units are found to occur in the southeast corner of the State along the Colorado River. The bedrock units exhibit a north-south fabric of alternating east-west ranges and valleys. This feature suggests W to E compression that has expression through low angle thrust faulting and bringing the older rock units into contact with the younger units as a detached assemblage. Faulting plays a large part in many areas of Nevada and an even larger part in the emplacement of mineral occurrences and ore bodies.

The geology of Esmeralda County has been recognized to contain three age related assemblages; the older sedimentary and metamorphic units with a mid-aged
sedimentary  and  igneous  assemblage  and  the  youngest   volcanic-sedimentary

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assemblage. These major divisions are divided by unconformities, i.e. periods of age that are not represented or erosion gaps in the record.

6.2 Local Geology

The local geology within the Weepah area appears to be represented by the older meta-sedimentary contacting with the younger Jurassic aged intrusive rock units. The youngest Post Plutonic assemblage occurs about the older rock units. Thrust faulting is evident in the area and may offer exploration potential.

Tertiary age volcano-sediments and ash fall tuff units are abundant on the west side of the Weepah hills. Much of the area has very young unconsolidated cover on the flanks of many of the hills and older stream courses.

6.3 Property Geology

The geology of the Eat property area may be described as being covered by Lower Paleozoic age meta-sediments; Mesozoic age intrusive units and Quaternary age desert wash, collovium, alluvium and playa deposits and some. This young covered basin within a larger surrounding area of rock exposure and known mineral occurrences exhibiting a good geological setting and an excellent target area in which to conduct mineral exploration.

Thrust faulting is evident within the property area and surrounding or flanking the alluvial covered valleys on the mineral claim area suggests mineral occurrences or structurally prepared bedrock should be sought after in those areas.

6.4 Deposit Type

The deposit types that are found occurring in the regional area and the more localized areas vary considerably. Silver and gold quartz veins predominate at Tonopah. Some of the most productive veins represent the silicification and replacement of sheeted zones of trachyte that was originally marked by close-set parallel fractures, but not faulting. The two hosts of mineralized quartz veins are 1) older pre-Tertiary volcanic rocks, i.e. Silver Peak (Mineral Ridge area),

                                       10
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                     Figure 4. Aeromagnetic Map, 1:250,000



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Weepah and  Hornsilver or 2) Tertiary  rhyolite host rocks that occur at Tonopah and other younger volcanic rocks, i.e. Goldfield and Divide. Base metal deposits are more commonly of interest now than in the past and may be sought in the general area. The industrial mineral barite that is observed to occur either in vein or bedded types have been recognized in close proximity to the mineral claim area.

The base and precious metal deposit types that historically predominate in the general area are as the copper-gold or copper-molybdenum porphyry occurrences with peripheral base and precious metal occurrences as veins and/or contact zones of mineralization.

Geophysical techniques may be most effective in the covered areas as a follow-up to the prospecting and soil sampling program.

6.5 Mineralization

By far the largest production in the County comes from the vein-type of gold and silver occurrences in quartz fissures in either pre-Tertiary volcanic or Tertiary volcanic host rocks.

7.0 Exploration

7.1 Geophysics of the Eat 1-4 Mineral Claims

The aeromagnetic results shown in Figure 4 are from a survey after U.S.G.S. map GP-753.

The Eat property is seen to lie in an area of consistent NW-SE aeromagnetic trend. The subtle change in gradient of the aeromagnetic contours in the claim area suggests an in-filled basin. Ground geophysical surveys may add more detail to our understanding of the possible potential of the claim area.

7.2 Geochemistry of the Eat 1-4 Mineral Claims

To the best of the authors' knowledge, the Eat 1-4 property has not undergone any detailed ground exploration work including geochemistry which may have

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usefulness in this area.  The author favors some mobile metal ion (MMI) sampling and proprietary analyses to test for mineralized bedrock.

8.0 Drilling

No drilling appears to have taken place on the area covered by the Eat mineral claims.

9.0 Sample Method and Approach

Standard sampling methods are utilized, for example a rock sample would be acquired from the rock exposure with a hammer. The sample will be roughly 2"x2"x2" of freshly broken material. The sample grid location correlated with global positioning system (GPS) location will be marked in the logbook after a sample number has been assigned. The sample number would be impressed on an aluminum tag and on a flagging that will be affixed at the sample site for future location.

9.1 Results

As exploration work could be conducted and assessed, a decision would be made as to its importance and priority. The next phase of work will be determined by the results from the preceding one. At this point, it is necessary to suggest that a three phase exploration approach be recommended.

10.0 Sample Preparation, Analyses and Security

Our rock exposure samples would be taken with known grid relationships that have been tied-in with a hand held global positioning system (GPS).

The relatively new and proprietary method called mobile metal ions (MMI) may be very useful in our exploration. The samples in the desert climates are taken consistently from between 8" and 10" in the overburden below the organic zone. The samples undergo selective digestion with subsequent analyses for the chosen metal package, but most likely the standard multi-element package with gold would be undertaken. The cost of taking the MMI sample and the analyses are more expensive than the standard soil sampling method, but some studied results have been encouraging. All analyses and assaying will be carried-out in a certified laboratory.

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11.0 Data Verification

Previous exploration has not been conducted on these mineral claims by the author, but the good geological setting and interesting aeromagnetic data encourages the recommendation to conduct exploration work on the property. The author is confident any information included in this report is accurate and can be utilized in planning further exploration work.

12.0 Adjacent Properties

The Eat 1-4 mineral claims occur in a general area that possibly has undergone some prospecting in the past. The general area has known barite occurrences, as well as gold and silver potential. The Eat property does not have immediately adjacent mineral claims.

13.0 Mineral Processing and Metallurgical Testing

No mineral processing or metallurgical testing analyses have been carried- out on the Eat property.

14.0 Mineral Resource and Mineral Reserve Estimates

No mineralization has been encountered to date by the author and no calculation of any reliable mineral resource or reserve, conforming to currently accepted standards, could be undertaken at this time.

15.0 Other Relevant Data and Information

All relevant data and information concerning the Eat property has been presented in this report.

16.0 Interpretation and Conclusions

The object of the recommendations made in this report are to facilitate in the possible discovery of a large, probably low grade mineral deposit of base and/or precious metals or other minerals of economic consideration that have open pit

                                       13
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and/or  underground  mining  potential.  If such a deposit exists,  it may occur under the drift or overburden covered areas of the Eat 1-4 mineral claims.

17.0 Recommendations

The author believes that the known mineralization encountered to date in neighboring areas is possibly indicative of a larger mineralized system in the mineral claim area. The drift covered parts of the property offer good exploration areas because of the possibility of mineralization, good geological setting and generally a lack of exploration testing. Also, remote sensing such as the aeromagnetic survey may indicate possible exploration areas of interest within the Eat 1-4 mineral claims.

Detailed prospecting, mapping and reconnaissance geochemical surveys of the claim area should be undertaken if and when the Company is in a position to do so. The following three phase exploration proposal and cost estimate is offered with the understanding that consecutive exploration phases are contingent upon positive results being obtained from each preceding phase:

Phase 1

Detailed  prospecting,  mapping  and MMI soil  geochemistry.
This  program is  expected  to take  30-45 days to  complete including turnaround time on the analyses that are conducted exclusively  in Austratia.  The estimated  cost for this all
inclusive program is                                                    $10,000

Phase 2

Magnetometer  and  VLF   electromagnetic,   grid  controlled
surveys over the areas of interest determined by the Phase 1 survey.  This  program  is  expected  to take  two  weeks to complete. Included in this estimated cost is transportation, accommodation, board, grid installation, the two geophysical
surveys, maps and report                                                 15,000

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Phase 3

Induced  polarization and  EM-resistivity  surveys over grid controlled anomalous areas of interest outlined by the Phase
1&2 fieldwork.  The estimated time to complete this phase is
three  weeks.  Hoe  or  bulldozer  trenching,   mapping  and
sampling of bedrock  anomalies.  Includes  assays,  detailed
maps and reports                                                        $35,000
                                                                        -------

                                                            Total       $60,000

17.1 Recommended Drilling

No recommendations for drilling on the Eat 1-4 mineral claims can be made at this time. If the exploration were to proceed through Phase 3 this decision could then be made.

18.0 References

Alders , J.P. and Stewart, J.H.: Geology and Mineral Deposits of Esmeralda County, Nevada. Bulletin 78, Nevada Bureau of Mines and Geology.

Hildenbrand, Thomas G. and Kucks, Robert P., 1988: Total Intensity Magnetic Anomaly Map of Nevada. Map 93A, Nevada Bureau of Mines and Geology.

Lincoln, Francis Church, 1982: Mining Districts and Mineral Resources of Nevada with Map of the State of Nevada (Mineral Occurrences), U.S.G.S. compiled in 1921-22, but to current County boundaries.

Papke, Keith G., 1984: Barite in Nevada. Bulletin 98, Nevada Bureau of Mines and Geology.

Stager, Harold K. and Tingley, Joseph V., 1988. Tungsten Deposits in Nevada. Bulletin 105, Nevada Bureau of Mines and Geology.

                             15
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19.0 Author's Qualifications and Certification

I, James W. McLeod, P. Geo do hereby certify as follows:

     1.0 I am currently self-employed as a Consulting Geologist with an office located at 5382 Aspen Way, Delta, British Columbia, V4K 3S3, Canada.

     2.0 I am a graduate of the University of British Columbia (1969), B. Sc. (Major Geology).

     3.0 I am a member in good standing of with The Association of Professional Engineers and Geoscientists of British Columbia and a Fellow of the Geological Association of Canada.

     4.0  I have worked as a geologist for a total of 37 years since graduation.

     5.0 I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") in Canada and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

     6.0 I am responsible for the preparation of sections 1 to 19 of the technical report titled "Review and Recommendations, Eat 1-4 Mineral Claims, Map: Silver Peak 1:62,500, Weepah Hills Area, Esmeralda County, Nevada, USA." dated March 29, 2007 (the Technical Report) relating to the Eat mineral property.

     7.0 I have had prior involvement in the general area and specifically the areas northwest and south of the Eat 1-4 mineral claims.

     8.0 I am not aware of any material facts or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose would make the Technical Report misleading.

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     9.0  I am  independent  of the issuer and have neither  interest in the Eat
          1-4 mineral claims nor Northern Minerals Inc.

     10.0 I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument.

     11.0 I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical report.

Dated at Delta, British Columbia this 29th Day of March, 2007.



                                               /s/ James W. McLeod, P. Geo.
                                               ----------------------------
                                               Qualified Person

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